Edward Saunders, P.Eng.
SRK Consulting (Canada) Inc.
22nd Floor, 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X2

CONSENT of QUALIFIED PERSON

I, Edward Saunders, P.Eng., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the Rainy River Mine in Ontario, Canada” with an effective date of 28 March 2022 by New Gold Inc.

Dated this 30 March 2022

/s/ Edward Saunders
Edward Saunders, P.Eng.
Senior Consultant, Mining Rock Mechanics
SRK Consulting (Canada) Inc.